SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                                (Amendment No. 1)

                   Under the Securities Exchange Act of 1934*

                        DOBI Medical International, Inc.
                                (Name of Issuer)

                    Common Stock, par value $.0001 per share
                         (Title of Class of Securities)

                                   256058 10 8
                                 (CUSIP Number)

                                  Marc Belzberg
                          Winton Capital Holdings Ltd.
                                  PO Box 802 WB
                                  Grand Cayman
                                 Cayman Islands
                                       BWI
                                 (345) 916-5772

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  May 24, 2006

             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on
     Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or (4), check the following: __

     * The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D/A
CUSIP NO. 256058 10 8

1    NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
     PERSONS

     Winton Capital Holdings Ltd.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) __
     (b) __

3    SEC USE ONLY

4    SOURCE OF FUNDS
     OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION: British Virgin Islands company

Number of             7    SOLE VOTING POWER              2,875,456
Shares Bene-
 ficially             8    SHARED VOTING POWER            0
Owned by              9    SOLE DISPOSITIVE POWER         2,875,456
Reporting             10   SHARED DISPOSITIVE POWER       0
Person With

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,875,456

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES   __

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     3.7%

14   TYPE OF REPORTING PERSON*
     IV

Item 5.  Interest in Securities of the Issuer.

     (a) As of the above date, the Reporting Party beneficially owns 2,875,456 shares, or 3.7%, of the DOBI Common.

     (b) The Reporting Party holds the power to vote or to direct the vote and to dispose or to direct the disposition of all shares beneficially owned by it.

     (c) None.

     (d) Not applicable.

     (e) As a result of the issuances of common stock by the issuer in 2005 and 2006, the Reporting Party ceased to be the beneficial owner of more than five percent of the DOBI Common.

Item 7.  Material to be Filed as Exhibits:

     None.

                                   SIGNATURES

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: July 29, 2006                         WINTON CAPITAL HOLDINGS LTD.


                                             By /s/ ANDREW MEADE
                                                ------------------------------
                                                Andrew Meade
                                                Director